Exhibit 77D – Policies with respect to securities investments

Effective March 30, 2013, for Sentinel Balanced Fund, Sentinel Common Stock Fund, and Sentinel Sustainable Core Opportunities Fund, the Funds may invest without limitation in foreign securities traded on foreign securities markets.

Effective Market 30, 2013, the Sentinel Conservative Strategies Fund may purchase and sell (a) exchange traded and OTC put and call options on equity securities and indices of equity securities, (b) futures contracts on indices of equity securities, and (c) other securities that replicate the performance of specific “baskets” of stocks.

Effective March 30, 2013, the Sentinel Growth Leaders Fund may invest without limitation in foreign securities, when it previously could invest up to 255 of assets in foreign securities.